EXHIBIT 99.1


















































                          July 28, 1995




Randy J. Sparling, Esq.
Frommelt & Eide, Ltd.
580 International Centre
900 Second Avenue South
Minneapolis, Minnesota 55402

     Re:  Brainerd International, Inc.

Dear Mr. Sparling:

          Please consider this letter as written confirmation of my earlier remarks to Jeffrey A. Chimovitz regarding requests for statements and advise of intentions contained in the Securities and Exchange Commission's July 27, 1995, comments:

     A.   (In response to Numbered Comment 7).

          I do not intend to offer to repurchase Mr. Mott's shares over the foreseeable future. Additionally, I do not foresee any likely changes in circumstances that would prompt me to make such an offer, based on the very small change in the percentage of Brainerd International, Inc., shares that my wife and I would own that such a purchase would produce. Similarly, I would assume that if Mr. Mott chose to sell up to the allowed percentage of his (restricted) shares, would want those shares to enter the public float rather than merely pass to another restricted holder.

     B.   (In response to Numbered Comment 13)

          My wife and I do not have any present intention of selling any of our shares of Brainerd International, Inc., in the foreseeable future

          I hope that this letter will allow you to promptly respond to the SEC's July 27, 1995, comments.

          Thank you for your attention to this matter.

                                   Yours truly,


                                   /s/ Donald J. Williamson
                                   Donald J. Williamson